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               ALCATEL ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
                 WAITING PERIOD; TO PROCEED WITH ACQUISITION OF
                               XYLAN CORPORATION

     Paris - March 24, 1999 - Alcatel (NYSE: ALA-News) today announced that the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired, allowing it to proceed with its acquisition of Xylan Corporation (NASDAQ:XYLN-News).

     As previously announced, Alcatel and Xylan are parties to a merger agreement. Under the terms of the merger agreement, on March 8, 1999, Alcatel commenced a tender offer to purchase all of the outstanding shares of Xylan for $37.00 per share. The tender offer is scheduled to expire on April 2, 1999, unless extended, and is subject to a number of conditions. Following consummation of the tender offer, the merger agreement provides for the acquisition by Alcatel of the remaining shares of Xylan in a merger between Xylan and a subsidiary of Alcatel.

     Alcatel builds next generation networks, delivering integrated end-to-end voice and data communications solutions to established and new carriers, as well as enterprises and consumers worldwide. With 120,000 employees and sales of EURO 21.3 billion ($25.0 billion), Alcatel operates in more than 130 countries. For more information, visit Alcatel on Internet:http://www.alcatel.com.

     Xylan has been the fastest growing internetworking company in the history of the industry, acquiring more than 4,000 customers and growing total revenues to $348 million in just five years. In each of the last two years, the company has grown approximately 65%, outstripping the growth of the data networking market. More information about Xylan and its products is available at www.xylan.com.


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CONTACT:

Alcatel
PRESS RELATIONS
Jean-Christophe Huertas
Tel: +33(0)1 40 76 11 79
Jean-christophe.huertas@alcatel.fr

Niall Hickey
Tel: +33 (0)1 40 76 11 56
niall.hickey@alcatel.fr

Amy Morenz
Tel: +1 972 519 51 23
Amy.p.morenz@usa.alcatel.com

INVESTOR RELATIONS
Claire Pedini
Tel: +33 (0)1 40 76 13 93
Claire.pedini@alcatel.fr

Charlotte Laurent-Ottomane
Tel: +33 (0)1 40 76 13 30
Charlotte.Laurent-Ottomane@alcatel.fr

Stephane Mermet
Tel: +33 (0)1 40 76 16 04
Stephane.mermet@alcatel.fr

Michael Haase(US)
Tel: +1 972 519 68 55
mhaase@usa.alcatel.com